Exhibit 99.1

CELLECT BIOTHECHNOLOGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

NIS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - - - -

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	December 31,	June 30,	June 30,
	2019	2020	2020
	Audited	Unaudited	Unaudited
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	18,106	24,269	7,002
Other receivables	469	960	277

	18,575	25,229	7,279
LONG-TERM ASSETS:
Restricted cash	328	330	95
Right of use - Assets under operating lease	1,035	908	262
Other long-term assets	94	76	22
Property, plant and equipment, net	1,288	1,087	314

	2,745	2,401	693

	21,320	27,630	7,972

CURRENT LIABILITIES:
Trade payables	158	420	121
Other payables	3,080	2,158	622
Current maturities of lease liability	396	416	120

	3,634	2,994	863
NON CURRENT LIABILITIES:
Warrants to ADS	2,172	2,307	666
Lease liabilities	677	538	155

	2,849	2,845	821
SHAREHOLDERS’ EQUITY :
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2019 and June 30, 2020 (unaudited); Issued and outstanding: 224,087,799* at December 31, 2019; and 390,949,079* at June 30, 2020(unaudited).	-	-	-
Additional paid-in capital	108,598	126,839	36,595
Share-based payments	16,528	16,597	4,789
Treasury shares	(9,425)	(9,425)	(2,719)
Accumulated deficit	(100,864)	(112,220)	(32,377)

	14,837	21,791	6,288

	21,320	27,630	7,972

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	Six months ended June 30,		Six months ended June 30,
	2019	2020	2020
	Unaudited		Unaudited
	N I S		U.S. dollars

Research and development expenses	7,086	2,901	837

General and administrative expenses	5,064	4,703	1,356

Total operating expenses	12,150	7,604	2,193

Operating loss	12,150	7,604	2,193

Financial income	(7,111)	(98)	(28)

Financial expenses	880	3,850	1,111

Total comprehensive loss	5,919	11,356	3,276

Loss per share:

Basic and diluted loss per share	0.029	0.034	0.010

Weighted average number of shares outstanding used to compute basic and diluted loss per share	200,942,871	338,182,275	338,182,275

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

STATEMENTS OF CHANGES IN EQUITY

In thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Share based payments option	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2019 (audited)	-	95,085	(9,425)	12,319	(84,056)	13,923

Issuance of ADS net of issue costs	-	13,505	-	1,509	-	15,014
Share-based payment	-	8	-	2,700	-	2,708
Total comprehensive loss	-	-	-	-	(16,808)	(16,808)

Balance as of December 31, 2019 (audited)	-	108,598	(9,425)	16,528	(100,864)	14,837

Issuance of ADS, net of issue costs		9,194		-		9,194
Share-based payment	-	-	-	829	-	829
Exercise of options and warrants into shares		9,047		(760)		8,287
Total comprehensive loss	-	-	-	-	(11,356)	(11,356)

Balance as of June 30, 2020 (unaudited)	-	126,839	(9,425)	16,597	(112,220)	21,791

Balance as of as of June 30, 2020 (convenience translation in U.S. dollars (unaudited))	-	36,595	(2,719)	4,789	(32,377)	6,288

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	Six months ended June 30,		Six months ended June 30,
	2019	2020	2020
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from operating activities:

Total comprehensive loss	(5,919)	(11,356)	(3,276)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:

Exchange rate difference	-	5	1
Net financing expenses	815	37	11
Loss (gain) from revaluation of financial assets presented at fair value through profit or loss	6	-	-
Depreciation	192	170	49
Share-based payment	529	829	239
Changes in fair value of warrants	(8,442)	3,807	1,098
Interest received during the period	(46)	35	10

	(6,946)	4,883	1,408
Changes in asset and liability items:

Decrease (increase) in other receivables	126	(473)	(136)
Decrease (increase) in other long-term assets	19	-	-
Decrease in trade and other payables	(715)	(753)	(217)
Decrease in right-of-use assets	314	183	53

	(256)	(1,043)	(300)
Cash paid and received during the period for:

Net cash used in operating activities	(13,121)	(7,516)	(2,168)

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	Six months ended June 30,		Six months ended June 30,
	2019	2020	2020
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from investing activities:

Restricted cash, net	-	(2)	(1)
Sale of property, plant and equipment, net	-	34	10
Purchase of property, plant and equipment, net	(120)	(3)	(1)

Net cash provided (used in) investing activities	(120)	29	8

Cash flows from financing activities:

Exercise of share options	-	4,707	1,358
Issuance of share capital and warrants, net of issue costs	23,723	9,194	2,652
Leases liabilities	(278)	(212)	(61)

Net cash provided by financing activities	23,445	13,689	3,949

Exchange differences on balances of cash and cash equivalents	(769)	(39)	(11)

Increase in cash and cash equivalents	9,435	6,163	1,778
Cash and cash equivalents at beginning of period	17,809	18,106	5,224

Cash and cash equivalents at end of period	27,244	24,269	7,002

(a)	Non-cash activities:

	Issuance expenses related to fund raising	164	93	27

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:	GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) was incorporated in Israel. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the NASDAQ Capital Market. Each ADS represents 100 ordinary shares. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells.

These financial statements have been prepared in a condensed format as of June 30, 2020, and for the six months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

On May 8, 2018, the Subsidiary established a fully owned US subsidiary named Cellect Biotech, Inc (the “US Subsidiary”). This company was formed to engage in business development operations of the group. from June 2019, there is no activity in the US Subsidiary.

b.	On May 16, 2019 the Company announced it’s plans to explore strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets. On March 4, 2020 the Company reported the signing of two Letters of Intent (LOIs), one is a strategic commercial agreement which is binding, subject to reaching definitive agreement, and the other is contemplating a full merger.

c.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the period ended June 30, 2020, the Company incurred total comprehensive loss of NIS 11,356 ($3,276) and had negative cash flows from operating activities of NIS 7,516 ($2,168). In addition, the Company had an accumulated deficit of NIS 112,220 ($32,377) at June 30, 2020.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of June 30, 2020, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although currently the company has sufficient funds to operate in the next 18 months, in order to reach profitability, the company will need to raise additional funds and there is no assurance that the company will be able to do so.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements:

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended June 30, 2020 and 2019, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2020, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the IFRS as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2020, as well as its results of operations and cash flows for the six months ended June 30, 2020 and 2019. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2020, as amended by Form 20-F/A filed with the SEC on August 4, 2020.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, except as described below:

b.	Estimates and assumptions:

The preparation of the Company’s financial statements requires management to make estimates and assumptions that influence application of the accounting policies and on the reported amounts of assets, liabilities, and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

●	Determining the fair value of share-based transactions:

The fair value of share-based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

c.	Leases

The Company has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparative figures for the year ended December 31, 2018 reporting period, as permitted under the modified retrospective approach. Upon the initial adoption of the new standard the Company measured the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Convenience translation into U.S. dollars:

The consolidated financial statements as of June 30, 2020 and for the six months then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of June 30, 2020 (U.S. $1.00 = NIS 3.466). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 3:	Leases

The movements in right-of use assets and lease liabilities are reported in the following tables:

Right-of-use assets

	Offices	Vehicles	Total
Cost
Balance as of January 1, 2020	988	47	1,035
Additions during the year	-	56	56
Depreciation expense	(165)	(18)	(183)

Balance as of June 30, 2020	823	85	908

Lease liabilities

	Offices	Vehicles	Total
Cost
Balance as of January 1, 2020	1,027	46	1,073
Additions during the year	-	56	56
Lease expense	30	7	37
Payments	(185)	(27)	(212)

Balance as of June 30, 2020	872	82	954

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:	EQUITY

a.	Changes in share capital:

	Number of
	shares

Balance at January 1, 2019 (audited)	*)	130,414,799

Issuance of shares and warrants		93,673,000

Balance at December 31, 2019 (audited)	*)	224,087,799

Issuance of shares and warrants		166,861,280

Balance at June 30, 2020 (unaudited)	*)	390,949,079

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	On February 12, 2019, the Company sold to certain institutional investors an aggregate of 1,889,000 units, each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit ($7.5 after split), and (b) 2,444,650 pre-funded units, each consisting of (i) one prefunded warrant to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded unit. In connection with the offering, the Company granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, the Company issued 2,444,650 ADSs upon exercise of pre-funded warrants. The Company raised gross proceeds of NIS 25,422 (NIS 20,796 net of all issuance costs in the amount of NIS 4,626, including share-based awards granted). An amount of NIS 13,505 out of the consideration was related to the ADSs and classified as equity component, while an amount of NIS 8,999 was related to the fair value of the non-tradable Warrants and was classified as a liability.

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IAS 32.

The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 109,642 ADSs at an exercise price of $7.5 per warrant and exercisable for a period of five years. The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

On May 12, 2020 the Company entered into warrant exercise agreements with several investors. Under the terms of the agreement, in consideration of exercising 534,160 of the warrants, the exercise price per warrants was reduced to $2.75 per ADS. The 534,160 of the warrants were exercised resulting in gross proceeds to the Company of NIS 5,204 (NIS 4,591 net of issuance costs in the amount of NIS 613).

In addition, the Company decided to reduce the exercise price of all warrants issued in February 2019, to $2.75 per ADS, from original exercise price per ADS of $7.5.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:	EQUITY (Cont.)

The change in terms (i.e., reduction in the exercise price) of the warrants, classified as financial liability, resulted in an increase in the fair value of the warrants in a total amount of NIS 3,807. This amount was recorded as finance expenses. The change in terms of the warrants classified as equity was not affecting the results of operations but rather treated as classification within shareholders’ equity.

2.	On January 7, 2020, the Company sold to certain institutional investors aggregate of 1,000,000 ADSs in a registered direct offering at a purchase price of $3 per ADS. The company raised gross proceeds of NIS 10,410 (NIS 9,194 net of all issuance costs in the amount of NIS 1,216).

3.	On May 20, 2019, the board of directors approved a grant to a consultant of 672,264 warrants, exercisable for 672,264 ADSs of the Company at an exercise price of USD 0.01 per ADS. On January 31, 2020, the warrants were exercised.

NOTE 5:	SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On June 20, 2019, the board of directors approved an increase to the unlisted option pool of 20,000,000 options. As a result, the Company has a total of 37,100,000 unlisted options in the pool.

b.	Activity during the period:

The table below includes the number of share options, and the weighted average of their exercise prices:

	December 31, 2019 (audited)		June 30, 2020 (unaudited)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS

Outstanding at beginning of period	13,014,147	1.18	22,093,504	0.59
Options forfeited	(4,556,865)	0.70	(58,438)	0.25
Option expired	(671,438)	1.21	(325,001)	0.49
Granted	14,307,660	0.12	6,300,000	0.08

Outstanding at end of period	22,093,504	0.59	28,010,065	0.48
Options exercisable at the end of the period	13,730,238	7.8	21,337,751	8.0

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 5:	SHARE-BASED COMPENSATION (Cont.)

c.	The following table summarizes information about the assumptions for measuring the fair value of the options under the Black-Scholes option pricing model for the periods ended December 31, 2019 and June 30, 2020, is as follows:

	2019	2020

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	77.75%	84.54%-87.53%
Risk-free interest rate (%)	2.14%	0.75%-1.85%
Expected life of share options (years)	10	10

According to the data above, the fair value of options granted in the periods ended December 31, 2019 and June 30, 2020 was NIS 1,275 and NIS 481 respectively at the grant date.

NOTE 6:	CONTINGENT LIABILITIES AND COMMITMENTS

Liens:

The Company provided a NIS 51 restricted bank deposit to secure credit card payments.

The Company provided a NIS 163 restricted bank deposit to secure the rent payment.